                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                                   FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended:  December 31, 1998

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from                    to
                                     -----------------     ------------------

                    Commission file number: Not yet assigned

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                        SPARTA, INC. PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  SPARTA, INC.
                     23041 AVENIDA DE LA CARLOTA, SUITE 325
                          LAGUNA HILLS, CA 92653-1507

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan's behalf by the undersigned, thereunto duly authorized.


                                        SPARTA, INC. PROFIT SHARING PLAN



Date: June 30, 1999                     /s/ JERRY R. FABIAN
                                        ----------------------------------------
                                        Jerry R. Fabian, Special Trustee

--------------------------------------------------------------------------------
WARNICK                                                   ROBERT S. WARNICK, CPA
MAESTAS                                                   RONALD J. MAESTAS, CPA
& HICK                                                  WALTER H. HICK, JR., CPA
                                                          MARTIN L. MARONEY, CPA
An Accountancy Corporation
--------------------------------------------------------------------------------


                          INDEPENDENT AUDITOR'S REPORT


To The Board of Directors
Sparta, Inc. Profit Sharing Plan
Laguna Hills, California

We have audited the accompanying statements of net assets available for plan benefits (modified cash basis) of the Sparta, Inc. Profit Sharing Plan as of January 1, 1999 and January 2, 1998, and the related statements of changes in net assets available for plan benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 6, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Sparta, Inc. Profit Sharing Plan as of January 1, 1999 and January 2, 1998, and the changes in net assets available for plan benefits for the years ended January 1, 1999 and January 2, 1998, on the basis of accounting described in Note 6.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (modified cash basis) of assets held for investment purposes and transactions in excess of 5% of the current value of plan assets are presented for purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WARNICK, MAESTAS & HICK


COSTA MESA, CALIFORNIA
June 25, 1999

                                  SPARTA, INC.
                               PROFIT SHARING PLAN

                              Financial Statements

                       For The Years Ended January 1, 1999
                               And January 2, 1998
                         Together With Auditor's Report

                        SPARTA, INC. PROFIT SHARING PLAN
                        --------------------------------

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ----------------------------------------------------

                       FOR THE YEARS ENDED JANUARY 1, 1999
                       -----------------------------------

                               AND JANUARY 2, 1998
                               -------------------


                                     ASSETS

                                                        January 1,    January 2,
                                                          1999           1998
                                                       -----------   -----------
INVESTMENTS, at fair value (Note 2):
  Sparta, Inc. common stock (Notes 4 and 5)            $25,899,587   $18,338,137
  Corporate stock                                        3,388,846     2,815,338
  Mutual funds                                           9,643,502     7,611,822
  Government securities                                     29,841       103,829
  Limited partnership interests                             51,263        60,960
  Commodities                                                  363           422
                                                       -----------   -----------

                           Total investments            39,013,402    28,930,508
                                                       -----------   -----------

RECEIVABLES:
  Contribution from Sparta, Inc. (Note 1)                  619,867       385,674
  Notes receivable from participants (Note 2)            1,304,669     1,357,599
  Accrued interest receivable                               25,315        38,450
  Employee contribution to 401(k) plan (Note 1)            122,505        85,206
                                                       -----------   -----------

                           Total receivables             2,072,356     1,866,929
                                                       -----------   -----------

CASH (Note 2)                                            7,985,360     8,281,304
                                                       -----------   -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                 $49,071,118   $39,078,741
                                                       ===========   ===========







                   THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL
                            PART OF THESE STATEMENTS

                        SPARTA, INC. PROFIT SHARING PLAN
                        --------------------------------

                       STATEMENTS OF CHANGES IN NET ASSETS
                       -----------------------------------

                           AVAILABLE FOR PLAN BENEFITS
                           ---------------------------

                       FOR THE YEARS ENDED JANUARY 1, 1999
                       -----------------------------------

                               AND JANUARY 2, 1998
                               -------------------


                                                      January 1,      January 2,
                                                        1999             1998
                                                     -----------     -----------
ADDITIONS:

    Contributions -
        Sparta, Inc. (Note 5)                        $ 3,923,621     $ 3,089,623
        Employees (Note 1)                             1,564,459         971,004
     Interest and dividend income                      1,291,726       1,195,979
                                                     -----------     -----------

                           Total additions             6,779,806       5,256,606
DEDUCTIONS:

     Benefits paid to participants                     4,104,469       1,447,257
     Administration expenses                             121,948          91,216
                                                     -----------     -----------

                           Total deductions            4,226,417       1,538,473
                                                     -----------     -----------

NET REALIZED AND UNREALIZED APPRECIATION
  IN FAIR VALUE OF INVESTMENTS (Note 2)                7,438,988       4,820,560
                                                     -----------     -----------

                 NET ADDITIONS                         9,992,377       8,538,693

NET ASSETS AVAILABLE FOR BENEFITS,
  at beginning of year                                39,078,741      30,540,048
                                                     -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  at end of year                                     $49,071,118     $39,078,741
                                                     ===========     ===========







                   THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL
                            PART OF THESE STATEMENTS

                        SPARTA, INC. PROFIT SHARING PLAN
                        --------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                       FOR THE YEARS ENDED JANUARY 1, 1999
                       -----------------------------------

                               AND JANUARY 2, 1998
                               -------------------


(1)  Description of the Plan -
------------------------------

         The profit sharing plan of Sparta, Inc., (the Plan) is a contributory defined contribution plan that covers substantially all employees and provides for retirement and disability benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Employer contributions are allocated to participants based on compensation and years of service. The Plan provides for immediate eligibility and 100 percent vesting for all employees who complete more than 1,000 hours of service within the plan year. In addition, the Plan provides for separate, segregated accounts for substantially all participants. Each participant with a segregated account directs the investment activity of such segregated account. In addition, the participants may use the funds in their accounts to purchase shares of Sparta, Inc. stock.

         The amount of the annual contribution to the Plan is determined by the Board of Directors of Sparta, Inc., (the Company) at its discretion. The Company's contribution to the Plan each year may be made in the form of Sparta, Inc. stock, cash or both at the discretion of the Board of Directors.

         Matching contributions may be made on behalf of certain employees of Sparta, Inc. at the discretion of the Board of Directors. These employees may elect to make pre-tax contributions to the Plan ("401(k) deferrals") under
Section 401(k) of the Internal Revenue Code.

         The Plan's investments are held in the name of a trust company. An officer of the Company is the trustee with respect to Sparta, Inc. securities held by the Plan. Delaware Charter Guarantee & Trust Co. is the trustee of the Plan.

(2)  Significant Accounting Policies -
--------------------------------------

         (a)  Accounting Periods Presented -
         -----------------------------------

                  The Plan operates on a 52/53 week fiscal year. In 1998 and 1997 the Plan's fiscal year ended on the Friday nearest to December 31. The periods presented in these financial statements are the fiscal years ended January 1, 1999 and January 2, 1998.

         (b)  Valuation of Investments -
         -------------------------------

                  Corporate stocks, mutual funds, government securities, and bonds are stated at aggregate fair value. Securities traded on a national securities exchange are valued at the latest reported sales price on the last business day of the plan year; investments traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices.

                        SEE INDEPENDENT AUDITOR'S REPORT

                  Stock investments in the employer corporation are valued using a quarterly adjusted formula which is used in all transactions affecting Sparta, Inc. stock. The value at January 1, 1999 was $9.15 per share based upon the quarterly adjusted formula calculation as of October 21, 1998.

                  An independent valuation firm determined that the stock valuation (using the quarterly adjusted formula) was a proper reflection of the fair market value at the valuation date of March 31, 1998. The stock value as determined by the independent valuation firm was $8.32 at May 7, 1998 and was consistent with the value as previously computed using the quarterly adjusted formula. An independent stock valuation was prepared subsequent to the plan year end and was also consistent with the prevailing value using the quarterly adjusted formula.

                  The fair value of the commodities were based on the average price traded on the market on the last business day of the plan year.

                  The fair value of the limited partnership interests were based on the estimated fair value of their underlying assets.

                  Investments greater than or equal to 5% of plan assets are:

                                 January 1, 1999               January 2, 1998
                              -----------------------     -----------------------
                              Principal                   Principal
                              Amount or                   Amount or
                              Number of       Fair        Number of      Fair
                              Shares          Value       Shares         Value
                              ---------   -----------     ---------   -----------
Sparta, Inc. Common Stock     2,830,556   $25,899,587     2,657,701   $18,338,137
Paine Webber
  Money Funds                 6,837,824   $ 6,837,824     7,615,406   $ 7,615,406

                  During the plan year, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $7,438,988 and $4,820,560 for the years ended January 2, 1998 and January 1, 1999, as follows:

                                                   January 1,     January 2,
                                                     1999            1998
                                                  -----------    -----------
                  Sparta, Inc. Common Stock       $ 6,172,746    $ 3,945,706
                  Corporate stock                     802,268        312,522
                  Mutual Funds                        468,959        578,512
                  Government Securities                 4,772         10,423
                  Limited Partnership Interests        (9,697)       (26,683)
                  Commodities                             (60)            80
                  Bonds                                     0              0
                                                  -----------    -----------
                                                  $ 7,438,988    $ 4,820,560
                                                  ===========    ===========


                        SEE INDEPENDENT AUDITOR'S REPORT

          The Plan places a substantial portion of its assets with Paine Webber a broker/dealer that is custodian for most investments of the Plan. Among them are the $6,837,824 of temporary cash investments consisting principally of money market funds that are potentially subject to risk because a substantial portion is not insured by the Securities Investors Protection Corporation. The Plan administrator and Company management do not believe that the Plan is at risk and that no significant loss will occur.

         (c)  Plan Expenses -
         --------------------

                  The company absorbs a significant portion of plan expenses incurred for the administration and management of the Plan. Administrative fees are deducted from the account of each participant.

         (d)  Plan Termination -
         -----------------------

                  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be allocated to the participants in accordance with the terms of the Plan.

         (e)  Participant Loans -
         ------------------------

                  Pursuant to the Plan, loans are available to eligible participants, bear interest at a fair market value, require adequate security, and require repayment over a reasonable period of time. The Plan requires that loans be in compliance with Internal Revenue Code
         Section 72.

         (f)  Plan Benefits -
         --------------------

                  A participant becomes eligible to receive a retirement benefit payment equal to 100% of his or her vested account balance upon reaching normal retirement age. The Plan also provides for death, disability and termination benefits, as defined.

                  The method of payment shall be a lump-sum distribution of cash except to the extent that the participant elects to have his benefits distributed in kind.

         (g)  Estimates -
         ----------------

                  The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.


(3)  Income Tax Status -
------------------------

         The Internal Revenue Service has determined and informed the Company by letter dated January 4, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has not been amended since receiving the determination letter.


                        SEE INDEPENDENT AUDITOR'S REPORT

(4)  Related Party Transactions -
---------------------------------

         The Plan was amended, effective October 1, 1987, to allow the Plan to purchase employer securities. During the Plan years ended January 1, 1999 and January 2, 1998, the Plan purchased 223,280 and 234,762 shares of the Company, respectively, at prices ranging from $9.15 to $5.93 per share. In addition, during the Plan years ended January 1, 1999 and January 2, 1998, the Plan sold 297,936 and 343,481 shares of the Company, respectively, at prices ranging from $9.15 to $4.66 per share.

(5)  Employer Contributions -
-----------------------------

         For the year ended January 1, 1999, total contributions made by the employer of $3,923,621 were comprised of 247,511 shares of the Company Stock valued at $2,022,289, with per share prices ranging from $9.15 to $7.69, and cash contributions of $1,901,332.

         For the year ended January 2, 1998, total contributions made by the employer of $3,089,623 were comprised of 241,672 shares of the Company Stock valued at $1,551,353 with per share prices ranging from $6.90 to $5.93 and cash contributions of $1,538,270.

(6)  Basis of Accounting -
--------------------------

         The plan's financial statements are presented using the modified cash basis of accounting in order to conform to the accounting method employed by the trustee and the plan administrator.

         Under the modified cash basis of accounting expenses are recorded when paid and investment gains and losses are computed under the "revalued method."

(7)  Benefit Claims Payable -
-----------------------------

         Net assets available for benefits at January 1, 1999 include $7,425,280 allocated to the accounts of participants who, as of or prior to that date, had terminated employment and either remained in the Plan as allowed under the Plan provisions or withdrew completely from participating in the earnings and operations of the Plan.

(8)  Subsequent Event -
-----------------------

         On April 12, 1999, CNA Trust Corporation was appointed as the new plan trustee. Sparta, Inc. was named as the plan administrator.









                        SEE INDEPENDENT AUDITOR'S REPORT

(9)                     SPARTA, INC. PROFIT SHARING PLAN
                        --------------------------------

                     TRANSACTIONS OR SERIES OF TRANSACTIONS
                     --------------------------------------

                         IN EXCESS OF 5% OF PLAN ASSETS
                         ------------------------------

                       FOR THE YEAR ENDED JANUARY 1, 1999
                       ----------------------------------


                        Principal
                        Amount or
                        Number of     Purchase       Selling          Cost        Gain
                        Shares         Price          Price         (Note 6)    (Note 6)
                        ---------    ----------     ----------     ----------   --------
SPARTA, INC. STOCK
------------------

         Purchases      223,280      $1,788,490

         Sales          297,936                     $2,422,074     $2,058,242   $366,832
























                        SEE INDEPENDENT AUDITOR'S REPORT

                        SPARTA, INC. PROFIT SHARING PLAN
                        --------------------------------

                       ASSETS HELD FOR INVESTMENT PURPOSES
                       -----------------------------------

                       FOR THE YEAR ENDED JANUARY 1, 1999
                       ----------------------------------


DESCRIPTION                                     UNITS       COST         CURRENT VALUE
----------------------------------------------------------------------------------------
COMMODITIES
-----------

Citibank Silver Certificate                     73.28      1,000.00              362.74
                                                                    --------------------
                                                                                 362.74
                                                                    ====================

GOVERNMENT SECURITIES
---------------------

CTR 15 MAY 0%                                   4,240      1,328.18            3,797.30
PRIN Treas 08-15-25                             1,000        239.41              239.06
TINT-11-15-20                                   1,000        306.25              297.06
TINT Treas 11-15-14                             5,000      1,950.45            2,104.70
TINT Trsy  11-15-14                             7,000      2,707.10            2,946.58
US Treas Note 05-15-00                         20,000     20,001.20           20,456.40
                                                                    --------------------
                                                                              29,841.10
                                                                    ====================

LIMITED PARTNERSHIPS
--------------------

Balcor Pension Investors                           10      5,000.00            2,669.00
CNL Income V, Ltd                                   6      3,000.00            2,796.00
Ledcor Properties                              10,000     20,000.00           23,532.00
Ledcor Properties                               2,500      5,000.00            5,883.00
Ledcor Properties                               2,500      5,000.00            5,883.00
RIC 25, Ltd                                       118      3,000.00            2,935.25
Swift Energy                                       30     30,000.00            3,424.00
Windsor Park Properties 5                         150      4,762.25            4,140.59
                                                                    --------------------
                                                                              51,262.84
                                                                    ====================

MUTUAL FUNDS
------------

AIM Adv Flex Fund                           18,586.56    170,996.44          372,846.38
AIM Advisor Flex Fund                        1,787.19     16,103.13           35,850.99
AIM Blue Chip Fund                             216.64      7,409.31            8,986.05
Aim Charter Class A                          8,309.60     94,891.89          123,896.07
Aim Constellation Fund                         120.48      3,178.73            3,676.99
Aim Emerging Mkts                            1,138.39     19,840.30            8,412.73
AIM Global Aggress Growth                      469.87      8,215.16            8,321.30
Aim Global Telecommunications                1,298.93     17,529.64           20,553.16



                        SEE INDEPENDENT AUDITOR'S REPORT

DESCRIPTION                                     UNITS       COST         CURRENT VALUE
----------------------------------------------------------------------------------------
AIM Value Fund                                 773.16     24,604.09           31,073.26
Alliance Worldwide Privatization             2,570.23     26,510.00           26,576.14
Amcent 20th Cent Intl Growth                 5,164.60     27,392.71           49,476.87
Amer Mutual Funds Inc                        1,429.52     24,206.18           42,385.23
American Balanced Fund                          94.99      1,605.12            1,496.99
American Capital World Fund                    731.69     17,097.52           18,599.47
American Capital World Growth                  203.80      5,340.17            5,180.51
American Century Ultra                         753.09     23,985.50           25,160.64
American Mutual Funds Inc                    2,485.94     62,808.34           73,708.15
Babson Enterprise II Fund                       41.73      1,121.10              948.17
Baron Asset Fund                               212.90     10,093.94           10,759.71
Berger 100 Fund                                725.05      9,863.65           10,585.67
Berger Growth & Income                       1,505.93     18,032.88           20,119.28
Bond Fund Of America                        30,617.92    420,008.38          429,940.25
Brandywine Fund                              1,031.43     32,279.05           31,231.64
Capital World Grow & Inc                     1,506.40     25,928.04           38,292.74
Delaware Cap Concept 1 Fund                     82.50      1,766.56            1,955.18
Dreyfus High Yield Strategies                  530.00      7,720.16            6,062.13
Europacific Growth Fund                      3,330.06     66,637.30           94,573.57
Evergreen Total                              1,208.09     34,257.84           34,841.20
Fasciano Fund                                  608.56     20,747.81           18,980.92
Federated Growth Tr Fund                       424.54      8,012.07           12,239.60
Fidelity Adv Equity Inc                         43.00      1,159.07            1,219.51
Fidelity Adv Growth Opp                         23.33      1,045.72            1,172.15
Fidelity Adv Overseas                           55.89      1,004.33              983.61
Fidelity Advisor Equity Port Grow            1,704.33     83,634.95           97,266.06
Fidelity Advisor Growth Opport               1,040.29     29,667.49           52,233.11
Fidelity Brokerage & Invest                    234.63     10,000.00            9,026.25
Fidelity ContraFund                          2,277.98     92,306.41          129,366.54
Fidelity Convertible Fund                    1,095.14     16,339.95           20,249.10
Fidelity Dividend Growth                     1,224.47     32,696.34           35,179.00
Fidelity Emerging Mkt                          167.08      4,846.26            5,308.23
Fidelity Equity Inc II                       2,300.44     54,751.26           69,036.05
Fidelity Growth                                163.94      6,439.05            8,364.12
Fidelity Low Priced Stock                      495.18     11,755.65           11,314.91
Fidelity Magellan Fund                         109.65      7,746.16           13,248.40
Fidelity Midcap Stock                          762.42     11,613.01           13,632.05
Fidelity Port Grow & Inc                       936.62     20,894.04           42,934.80
Fidelity Select Electronic                      64.63      2,901.57            3,009.31
Fidelity Select Financial                       84.40      7,370.04            8,324.17
Fidelity Select Reg Bank                       191.26      6,761.41            8,199.10
Fidelity Select Technology                     127.39      6,921.16           10,046.13
Franklin AGE High Income                     7,324.81     22,273.31           20,216.47




                        SEE INDEPENDENT AUDITOR'S REPORT

DESCRIPTION                                     UNITS       COST         CURRENT VALUE
----------------------------------------------------------------------------------------
Franklin Income Fund                         5,569.73     14,242.49           13,144.57
Franklin Templeton Dev Mkts                    256.89      3,375.42            2,622.82
Fundamental Investors                          834.90     18,484.80           24,145.30
Gabelli Small Cap Growth                     1,434.28     21,188.32           30,134.20
Growth Fund of America                      12,997.40    175,765.97          291,141.64
GT Global Growth & Income                    6,326.90     35,695.81           53,019.38
GT Global Strategic Income                   1,136.15      9,957.71           12,543.06
GT Global Telecomm A                           341.35      5,969.56            6,403.65
GT Telecommunication B                          11.77      5,528.81            5,697.25
IDS Blue Chip Advantage                        374.25      3,585.72            4,216.34
IDS Discovery Fund                             699.74      9,311.35            7,842.16
IDS Diversified Equity Income                   13.47        132.54              125.80
IDS Emerging Mkts Fund                          27.11        120.55               98.51
IDS Equity Select Fund                           9.08        132.89              130.86
IDS Equity Value Fund                           11.25        135.31              124.21
IDS Extra Income Fund                          819.85      3,614.96            3,218.76
IDS Global Growth Fund                         477.86      3,515.50            3,932.81
IDS Growth Fund                                113.59      3,514.09            4,083.19
IDS Managed Allocation Fund                     11.43        132.95              118.31
IDS Mutual Fund                                  9.64        134.87              124.75
IDS New Dimensions Funds                     1,603.28     38,500.78           46,141.06
IDS Progressive Fund                            15.37        138.30              117.47
IDS Research Opportunities                     584.91      3,615.80            4,241.19
IDS Small Company Index Fund                   572.84      3,543.43            3,488.02
IDS Stock Fund                                   4.71        129.70              124.68
IDS Strategy Aggressive Fund                   181.74      3,324.34            3,989.07
Income Fund America                          1,392.87     23,686.40           24,152.41
International Investors                        984.59      5,838.21            6,488.44
Investment Co. of America                   94,566.37  2,396,759.90        2,887,682.24
Janus 20 Fund                                  453.83     11,973.76           24,189.35
Janus Balanced Fund                          1,159.09     20,276.36           22,729.70
Janus Flexible Income                        6,309.68     62,262.48           62,781.33
Janus Fund                                   1,607.03     28,954.04           54,076.45
Janus Overseas Fund                          1,902.79     26,538.38           38,208.02
Janus Venture Fund                             237.58      9,713.43           13,575.21
Janus Worldwide Fund                         3,609.58     80,319.46          170,949.67
John Hancock Regional Bank                     337.61     15,056.77           17,662.04
Kaufmann Fund                                1,242.37      7,323.12            7,056.68
Legg Mason Value Trust                         629.52     33,637.99           38,765.72
Longleaf Partners                            1,163.22     25,196.11           28,370.81
Loomis Sayles Bond                           1,735.66     21,694.56           20,741.13
Mainstay Equity Index                          670.91     20,419.80           26,480.77
MFS Emerging Growth Fund                       978.14     34,225.63           42,558.96




                        SEE INDEPENDENT AUDITOR'S REPORT

DESCRIPTION                                     UNITS       COST         CURRENT VALUE
----------------------------------------------------------------------------------------
Midas Fund                                   1,411.78      6,986.43            2,131.79
ML Dev Capital Mkts Fund                       304.36      3,400.26            2,629.66
ML Developing Cap Mkts                         728.70      5,783.22            6,295.99
ML Global Allocation Fund                      667.54      8,005.31            8,290.85
ML Growth Fund                               1,304.70     27,921.35           25,827.45
ML Special Value Fund                          258.99      5,116.17            4,247.42
Mutual Series Beacon                           688.30      7,598.73            9,030.47
Mutual Shares Fund                             163.00      3,436.57            3,176.77
Neuberger Berman Focus Fund                    897.82     30,479.68           31,782.93
Neuberger Berman Genesis                       182.70      3,114.55            2,638.13
Neuberger Berman Guardian                    1,229.19     31,800.19           27,558.37
New Economy Funds                            1,988.94     34,686.52           45,646.12
New Perspective Fund                         6,781.64    108,953.90          155,638.57
Nicholas Fund                                  119.98     10,754.69           10,296.51
Oak Value Fund                                 781.89     20,034.11           21,337.78
Oakmark Smallcap Fund                        4,149.22    100,704.61          108,804.32
Oppenheimer Quest Smallcap                     656.53     15,207.24           11,705.89
Oppenheimer Quest Value Fund                   874.08     17,805.36           18,644.15
Pace Global Fixed Income                     1,271.65     15,102.16           16,569.52
Pace Gov Fixed Income                        2,549.72     31,246.02           31,871.47
Pace Intl Emerging Mkts                        460.41      6,145.97            4,166.68
Pace Intl Equity                             1,065.77     14,477.87           16,828.53
Pace Large Co Equity                         1,352.65     22,340.84           27,066.60
Pace Lg Co Growth                            1,474.15     23,582.42           35,350.21
Pace Lg Co Value                                59.36      1,221.77            1,187.83
Pace Sm/Med Co Growth                        1,227.18     15,155.33           20,334.28
Pace Sm/Med Co Value                         1,138.69     17,066.50           16,693.12
Pace Strategic Fixed Income                  2,624.90     32,955.68           34,386.22
Paine Webber Tactical Allocation               979.71     24,450.76           28,921.08
Paine Webber Tactical Asset Fund                57.54      1,447.51            1,698.61
Phoenix Balanced Fund                          784.94     10,983.95           13,587.31
Phoenix Growth Fund                            628.58     11,657.84           16,908.69
Phoenix Midcap Portfolio                       774.47     10,963.99           14,041.15
Phoenix SBI Balanced Fund                       73.96      1,035.78            1,280.16
Phoenix SBI Growth Fund                        150.04      2,996.42            4,035.97
Phoenix Strategic Fund                       3,505.77     56,361.96           57,261.39
Phoenix Strategic Theme Fd                   3,093.88     38,560.35           50,399.29
Phoenix Tactical Allocation                      9.54        239.55              281.67
Pioneer Capital Growth Fund                    601.12     12,203.24           11,433.24
Pioneer II Fund                              1,624.22     14,111.99           33,962.46
Putnam Asset Allocation Growth B               795.69      8,700.74           10,725.95
Putnam Europe Growth                            44.93      1,046.42              954.78
Putnam Growth & Income                         219.49      3,269.52            3,064.10




                        SEE INDEPENDENT AUDITOR'S REPORT

DESCRIPTION                                     UNITS       COST         CURRENT VALUE
----------------------------------------------------------------------------------------
Putnam Growth & Income II                      269.68     12,893.80           11,997.01
Putnam Growth Opportunities                    685.50     10,493.00           11,145.83
Putnam Health Sciences                         499.90     16,213.44           31,894.34
Putnam Intl Growth                             365.55      4,269.44            4,050.34
Putnam New Opportunity Fund                    796.41     31,320.26           46,226.12
Putnam Research Fund                           142.54      2,008.66            2,152.39
Putnam Vista Fund                              348.76      4,461.97            4,558.31
Putnam Voyager Fund                          3,164.49     36,244.56           64,969.63
PW Balanced Fund A                           4,186.90     44,212.85           50,242.78
PW Equity Trust REIT                           132.00      2,041.38            1,828.20
PW Financial Services Growth                 4,375.67    141,176.85          137,394.79
PW Growth & Income Fund                      1,830.63     41,637.94           59,422.28
PW Growth Fund                               2,177.61     45,588.91           56,182.20
PW Low Duration US Gov Inc                  11,083.22     26,379.47           26,488.88
PW Small Cap Fund                               78.14        895.08              875.97
PW Tactical Allocation Fund                  4,069.58    109,759.63          120,118.20
PW Utility Income Fund                          71.37        925.95            1,011.35
Rainier Small Midcap Eq Port                   819.09     13,516.26           18,175.63
Robertson Stephen Value                          0.04          0.95                1.14
Schwab 1000 Fund                               444.68     11,310.70           14,901.06
Scudder Global Fund                             99.63      3,193.10            2,857.45
Scudder Growth & Income Fund                   858.24     24,784.40           22,580.23
Select Ten 984 Dow Defined Asset            10,777.14     10,834.75           11,747.09
Seligman Communications & Info               1,644.65     41,703.92           50,540.05
Smallcap Capital World                          96.02      2,486.96            2,364.99
Smallcap Growth Fund                         1,034.25     22,735.35           25,473.52
Smallcap World                              40,245.55    966,294.68          988,934.99
Sogen Intl fund                                667.72     15,992.27           15,383.46
Sound Shore Fund                             1,658.64     46,280.84           49,128.77
Steinroe Young Investor                         45.34      1,040.51            1,212.36
Strong Schafer Value Fund                       46.20      3,111.08            2,739.38
T Rowe Price Blue Chip Fund                    496.05     13,243.72           15,179.16
T Rowe Price Equity Inc Fund                   344.12      6,870.48            9,057.13
T Rowe Price Equity Income                     384.15     10,119.09           10,110.85
T Rowe Price European Stock Fund               760.18      8,905.06           16,549.05
T Rowe Price Mid Cap Growth                    478.57     11,306.83           16,309.50
T Rowe Price Science & Tech                    464.35     13,446.26           17,492.14
Templeton Americas Gov Fd                    2,081.64     16,766.45           20,150.29
Templeton Foreign Fund I                     4,659.28     53,542.20           39,091.32
Templeton Global Bond                        3,710.32     37,395.71           35,990.07
Templeton Global Opportunity                   466.26      6,447.16            6,821.31
Templeton Growth Fund                        6,190.98     94,824.29          101,346.26
Templeton World Fund                         2,184.56     20,888.63           34,799.98




                        SEE INDEPENDENT AUDITOR'S REPORT

DESCRIPTION                                     UNITS       COST         CURRENT VALUE
----------------------------------------------------------------------------------------
U S Global Inv World                           755.95     15,915.60            7,090.85
UTS Equity Inc Dow 96                       15,448.00     15,069.68           16,096.82
Vanguard Index 500 Fund                        681.97     65,424.14           77,710.82
Vanguard Windsor II                          1,128.90     33,456.45           33,697.64
Washington Mutual Funds                      7,432.93    188,617.69          244,617.68
Weitz Value Portfolio                          743.06     20,817.89           21,600.67
                                                                    --------------------
                                                                           9,643,501.81
                                                                    ====================

CORPORATE SECURITIES
--------------------

Access Worldwide Comm                             300      2,721.36            2,512.50
Adtran Inc                                      1,270     37,110.32           23,257.04
Advanced Fibre Commun                             600      9,290.50            6,562.80
Airtouch Communications                           100      2,912.50            7,243.80
Alcatel Adr                                       163      6,665.31            3,983.39
Allsate Corp                                      184      3,500.00            7,084.00
AMDL Inc                                          250      7,127.85               62.50
Amer Oncology Res                                 400      4,963.06            5,825.20
America Online Inc                                150      9,240.87           23,268.75
American Express                                   23      2,290.51            2,351.75
American Homestar Corp                            800     17,220.73           12,000.00
Amgen Inc                                         200     10,825.00           20,912.60
Ampex Corp                                        600      1,764.50              637.80
Apache Corp                                       300      8,757.41            7,593.75
Apple Computer                                  1,200     24,522.32           49,125.60
Applied Magnetics Corp                            200      2,200.00            1,237.60
Applied Materials                                 540     18,080.58           23,051.52
Armco, Inc.                                       850      8,870.07            3,718.75
Associates First Capital                          447      8,814.30           18,941.62
Asyst Technologies                                100      1,360.74            2,037.50
At Home Corp                                      460     21,986.18           34,155.00
AT&T Corp                                          60      2,466.77            4,545.00
Atlantic Richfield                                150      9,954.39            9,806.25
Azco Mining Co                                    400      1,067.97              200.00
Ballard Power Systems                             300      3,449.78            8,250.00
Bat Intl Inc                                      850        988.50              178.50
Bell Canada Intl                                  200      1,866.99            2,250.00
BGR Precious Metals Inc                           750      8,114.55            4,657.50
Biopore Inc.                                      500        500.00                0.00
Boeing Company                                  1,175     68,150.59           38,334.37
Books-A-Million Inc                               109      3,496.65            1,417.00
Boston Scientific                                 110        994.73            2,949.43
Brightpoint Inc                                   200      3,231.00            2,750.00




                        SEE INDEPENDENT AUDITOR'S REPORT

DESCRIPTION                                     UNITS       COST         CURRENT VALUE
----------------------------------------------------------------------------------------
Bristol Myers                                      50      1,565.35            6,690.65
Bristol Myers Squibb                              400     37,850.00           53,525.20
Cable & Wireless PLC                              400      8,022.43           14,700.00
Cambridge Technology                               90      4,073.00            1,991.25
Catellus Develop Corp                             300      3,931.51            4,293.90
Cedar Fair LP                                     200      3,299.32            5,200.00
Cendant Corp                                      637      9,997.28           12,302.37
Central Garden & Pet                              870     16,352.46           12,506.25
Champion Intl Corp                                100      5,802.17            4,050.00
Check Point Software Tech                          80      2,174.04            3,665.04
Chevron Corp                                      200     13,794.75           16,587.60
Chiron Corp                                       120      3,041.60            3,142.56
Cirrus Logic Inc                                  625     13,036.89            6,133.12
Cisco Systems Inc                               1,621     56,923.05          150,449.80
Citigroup Inc                                     250     10,610.74           12,422.00
Coca Cola Co                                    2,101    104,130.18          140,767.00
Compaq Computer                                   920     27,151.83           38,638.14
Contl American Transn Inc                       6,350      3,687.48               63.50
Core Laboratories                                  79      2,099.04            1,510.87
CTS Corp                                          500     14,863.54           21,750.00
Cubic Corp                                        100      3,927.46            1,875.00
Cyprus Amax Minerals                            1,300     13,859.26           13,000.00
Daimler Benz                                      248     10,695.91           23,823.62
Dallas Semiconductor                               50      1,727.20            2,037.50
Dell Computer Corp                              2,420    118,879.81          177,114.91
Delta Pete Corp                                   798      1,811.26            1,546.52
Disney Walt Co                                  2,299     54,661.51           68,971.13
Dixon Ticonderoga                                 200      1,891.07            2,225.00
Duke Power Co                                      41        987.85            2,626.58
E Trade Group                                     300      9,493.96           14,034.30
Eastman Chemical                                   85        595.63            3,803.75
Eastman Kodak Co.                                 376     19,062.96           27,072.00
Edison Intl                                       100      3,189.68            2,787.50
EMC Corp Mass                                      69      2,295.97            5,865.00
Ensco Intl                                        400      6,196.00            4,275.20
Ericsson LM Tele                                  722      4,523.97           17,283.23
Escrow Wedgestone Fincl                           100      1,125.00                0.00
Espirito Santo Finl Group                         180      2,773.24            3,521.34
Exxon Corp                                        100      5,208.25            7,312.50
Fannie Mae                                        200      5,827.17           14,800.00
Federal Home Ln Mtg                                82      2,711.90            5,283.91
Filenet Corp                                      400      2,223.85            4,587.60
Fletcher Challenge Bldg                            21        506.62              315.00




                        SEE INDEPENDENT AUDITOR'S REPORT

DESCRIPTION                                     UNITS       COST         CURRENT VALUE
----------------------------------------------------------------------------------------
Fletcher Challenge Energy                          21        506.62              396.37
Fletcher Challenge Ltd Forests                      1          0.00                3.12
Fletcher Challenge Paper Div                       42        777.00              273.00
Ford Motor Co                                     640     18,986.17           37,560.32
Franklin Universal Trust                          370      4,847.97            3,584.56
Freeport McMoran Copper & Gold                     40      1,491.04              595.00
Galileo Technology                                100      1,416.99            2,700.00
Gap Inc                                            24        817.50            1,350.00
Gateway 2000 Inc                                  200     10,699.30           10,237.60
General Amer Inv Co                               860     10,003.24           26,176.68
General Electric Co                             1,450     36,135.44          147,900.00
General Nutrition                                 200      6,564.48            3,250.00
General Re Corp                                   100     25,124.65           23,992.50
Genesis Health Ventures                        11,700    116,740.04           99,450.00
Gillette Company                                  100      5,199.45            4,781.30
GRC Intl Inc                                      200      1,421.66            1,262.60
Grupo Radio Centro                                200      1,154.49            1,075.00
Grupo Televisa SA                                 500      9,872.95           12,344.00
GTE Corp                                          400     16,208.35           26,243.80
GVC Venture Corp                                2,000      2,404.35                0.00
Harbinger Corp                                    400      4,508.00            3,200.00
Harley Davidson Inc                               140      2,001.83            6,632.50
Harrahs Entertainment                             220      3,769.49            3,451.36
Hewlett Packard Co                                300     14,595.27           20,493.90
Hilton Hotels                                      70      2,002.53            1,338.75
Hitachi LTD                                       200     13,008.25           12,087.60
Hollywood Park Inc                                450      5,123.43            3,740.85
Home Depot Inc                                    625     25,902.04           38,242.35
Houston Industries                                122          0.00            3,911.68
Human Genome Sciences                             200      6,794.52            7,112.60
IBP Inc                                           370     15,881.14           37,168.75
Immucor Inc                                       200      1,891.92            1,750.00
Intel Corp                                        555     27,842.77           65,802.44
Intergraph Corp                                 1,100     13,351.85            6,325.00
Iomega Corp                                       349      3,361.56            2,552.23
Johnson & Johnson                                  25      1,854.67            2,096.88
K Mart Corp                                       370      4,255.00            5,665.81
Kellogg Co                                         90      2,874.88            3,071.25
Korea Elec Power                                5,400     51,462.00           84,709.80
Korea Fund                                      2,000     13,419.80           18,500.00
Lakehead Pipeline                                  55        774.73            2,667.50
Liz Claiborne Inc                                  40      1,189.49            1,262.52
LM Ericsson Tele Co                               160      9,926.60            3,830.00




                        SEE INDEPENDENT AUDITOR'S REPORT

DESCRIPTION                                     UNITS       COST         CURRENT VALUE
----------------------------------------------------------------------------------------
Loral Space & Communications                      150      2,249.25            2,671.95
LSI Logic Group                                   235      4,851.79            3,789.37
Lucent Technologies                               315     14,319.16           34,642.87
Manhattan Scientifics                           4,000      1,299.32            2,400.00
Mapinfo Corp                                      150      3,449.50            2,325.00
Marine Drilling Cos                               700      6,844.61            5,294.10
Matrasell Corp                                  9,000        970.77                0.00
Matria Healthcare                                 300      1,100.55              862.50
Mattel Inc                                        200      4,614.50            4,562.60
Medical Assurn Inc                                306      8,212.50           10,117.27
Medpartners Inc                                   605     13,536.88            3,176.25
Medtronic Inc                                     280     10,163.93           20,798.68
Merck & Co                                        800     26,228.38          118,018.80
Meritor Automotive                                 33          0.00              695.06
Mesa Offshore Trust                             2,000        330.00               62.60
Microsoft Inc                                   2,282    126,600.29          316,485.71
Mid-States PLC                                  6,400      6,232.26            2,867.00
Minera Andes Inc                                4,000      7,879.50            1,600.00
Monsanto Co                                        30      1,111.99            1,425.00
Morgan JP & Co                                    167     17,283.33           17,545.52
Morgan Stanley Asia Pac                           700      6,933.92            4,900.00
Morgan Stanley Emrg Mkt                         4,900     30,375.00           34,300.00
Motorola Inc                                      966     52,223.00           58,986.69
MRV Communications                                 50      1,623.74              309.40
Nabor Industries Inc                              150      3,420.44            2,034.45
Nautica Enterprises Inc                           400     16,048.50            6,000.00
Navigant Intl                                     206      1,572.49            1,583.72
NCT Group Inc                                     700      1,748.18              196.70
Netspeak Corp                                     200      1,573.37            2,250.00
Nevada Manhattan Group                          3,800      3,205.62            4,864.00
New Plan Realty Trust                             200      4,543.92            4,437.60
Nexar Technologies                                150      1,159.11                5.25
Nextel Communications                             150      5,035.97            3,543.75
Niagara Mohawk Power                              300      5,952.87            4,837.50
Nichols Research                                  782     28,793.76           16,324.25
Noble Drilling Corp                                30        991.55              388.14
Northern Telecom                                  240      9,720.00           12,000.00
Occidental Petroleum                              200      5,224.18            3,375.00
Oracle Corp                                       400      9,910.50           17,250.00
Oxford Health Plans                                75        878.11            1,115.62
Paine Webber Group                                100      4,937.75            3,862.50
Parametric Technology                             200      4,652.87            3,250.00
Pegasystems Inc                                   380      4,085.18            1,579.28




                        SEE INDEPENDENT AUDITOR'S REPORT

DESCRIPTION                                     UNITS       COST         CURRENT VALUE
----------------------------------------------------------------------------------------
Pennsylvania Engineering                            5          0.31                0.00
Pepsico Inc                                       510     17,758.90           20,846.25
Pfizer Inc                                        148     12,521.20           18,505.70
Pharmacopeia Inc                                  100      2,052.34              950.00
Philip Morris Cos                               1,141     43,425.52           61,043.50
Philips Electronics Netherlands                   100      4,000.00            6,768.80
Pixar Inc                                         100      6,754.99            3,500.00
Placer Dome                                     1,600     25,300.00           18,400.00
Platinum Technology                               850      6,761.75           16,256.25
PMA Capital Corp                                   50      1,102.49              978.15
Polymet Mining Corp                            15,000     11,641.20           12,450.00
Pride Intl                                        200      2,494.08            1,412.60
Procter & Gamble Co                               600      8,690.39           54,787.50
QMS Inc                                           100      1,029.05              318.80
Qualcomm Inc                                      100      5,694.00            5,181.25
R & B Falcon Corp                                 510     12,819.91            3,857.13
Range Petroleum                                 3,400      3,967.20            1,768.00
RCN Corp                                          400      9,207.32            7,075.20
Regions Financial                                  30      1,117.62            1,209.39
Reliastar Finl Corp                               800     12,723.24           36,900.00
Rhone Poulenc SA Amer                             158      6,436.03            7,939.50
Royce Value                                     1,072      4,169.15           14,740.00
Safeskin Corp                                     600     12,660.00           14,475.00
Safeway Inc                                        90      4,517.38            5,484.42
Saks Inc                                          125      3,062.50            3,945.38
SBC Communciations                                150      4,162.50            8,043.75
Schlumberger Ltd                                  300      9,967.40           13,912.50
Sci Systems                                       200      7,790.37           11,550.00
Scientific Atlanta                                400      8,072.87            9,125.20
Seagate Technology                                300     12,269.25            9,075.00
Sears Roebuck                                      50      5,489.67            2,125.00
Security Dynamics Tech                             55      2,002.53            1,265.00
Sequus Pharmaceuticals Inc                        930      7,467.40           18,832.50
Site Technologies Inc                             200          0.00               12.00
Sony Corp                                         200     18,958.25           14,400.00
Southern Co                                       400      6,278.60           11,625.20
St Jude Medical Inc                               300     11,920.11            8,362.50
Sun Microsystems                                  400     10,829.00           34,250.00
Superior Telecom                                  200      8,429.95            9,450.00
Swift Transportation                              450          0.00           12,614.09
Swiss Helvetia Fund                               430      5,899.17            6,880.00
Sysco Corp                                        200      5,004.10            5,487.00
Telefonos de Mexico                               500     18,795.34           24,344.00




                        SEE INDEPENDENT AUDITOR'S REPORT

DESCRIPTION                                     UNITS       COST         CURRENT VALUE
----------------------------------------------------------------------------------------
Tellabs Inc                                       200     15,623.50           13,712.40
Template Software                                 200      1,205.99              893.80
Texas Instrument                                  195      5,186.00           16,696.87
Thermo Electron Co                                207      9,057.60            3,506.16
Thermotex Corp                                    400      7,942.10            3,425.20
Three Com Corp                                     50      1,706.04            2,242.19
Transpro Inc                                    2,900     21,352.80           14,137.50
Tri Continental Corp.                             961      8,884.62           27,388.50
Tricon Global Restaurants]                         50      1,221.48            2,506.24
Triton Energy Ltd                               1,000      8,336.17            7,938.00
Unilever NV                                       100      6,697.85            8,293.00
Unique Casual Rest Inc                            300      2,211.00            1,912.50
United Healthcare Corp                             40      2,574.82            1,722.52
Vaughn Communications                             600      6,183.00            5,550.00
Visage Technology                                 300      2,861.27              375.00
Volu-Sol Inc                                      200          0.00                2.00
Vtel Corp                                       1,150      9,532.50            2,947.44
Warner Lambert Co                                 100      2,026.91            7,518.80
WD 40 Co                                          194      4,614.70            5,553.25
Webb Del Corp                                     100      2,225.10            2,756.30
Wellman Inc                                       500     10,810.09            5,093.75
Wells Fargo                                        20        852.95              798.76
Winstar Comm                                      300      8,537.95           11,700.00
Workflow Mgmt Inc                                 159      1,720.41            1,053.37
                                                                    --------------------
                                                                           3,388,846.22
                                                                    ====================
EMPLOYER STOCK

Sparta Inc.                                 2,583,045 12,752,639.01       23,634,861.75
Sparta Inc.-'98 PSP Contrb                    236,295  1,929,268.36        2,162,099.25
Sparta Inc.-'98 401k Contrb                    11,216     93,020.63          102,626.40
                                                                    --------------------
                                                                          25,899,587.40
                                                                    ====================




                        SEE INDEPENDENT AUDITOR'S REPORT

--------------------------------------------------------------------------------
WARNICK                                                   ROBERT S. WARNICK, CPA
MAESTAS                                                   RONALD J. MAESTAS, CPA
& HICK                                                  WALTER H. HICK, JR., CPA
                                                          MARTIN L. MARONEY, CPA
An Accountancy Corporation
--------------------------------------------------------------------------------


                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-45915) of the Sparta, Inc. Profit Sharing Plan of our report dated June 25, 1999 contained in this Report on Form 11-K of the Sparta, Inc. Profit Sharing Plan for the Plan year 1998.


/s/ WARNICK, MAESTAS & HICK
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WARNICK, MAESTAS & HICK
Costa Mesa, California
July 13, 1999